FRANK J. HARITON ATTORNEY - AT - LAW

1065 Dobbs Ferry Road, White Plains, New York 10607 (Tel) (914) 674-4373 (Fax) (914) 693-2963 (e-mail) hariton@sprynet.com

July 24, 2017

Loan Lauren P. Nguyen, Legal Branch Chief

Office of Natural Resources

Securities and Exchange Commission

Washington, D.C. 20549

Re:	NightFood Holdings, Inc. (the “Company”)
Amendment Number 4 to Registration Statement on Form S-1 – File Number 333-216709

Gentlemen:

This letter accompanies the above referenced registration statement amendment and the numbered paragraphs below correspond to the numbered paragraphs in the staff’s July 21, 2017 letter to the Company (the “Comment Letter”). The amendment is filed solely to file three exhibits relating to the assignment of the Black Forest notes to Skybridge Capital.

1.	The two notes held by Black Forest were acquired by SkyBridge for $90,000 in an arm’s length transaction and that was the price they agreed upon. The Company was not a part of these negotiations, but we understand that Black Forest was willing to sell at a discount to be able to go forward with the Equity Line of Credit. The $130,000 total of the two notes represents the $122,500 total of the tow Black Forest notes ($32,500 plus $90,000) accrued interest and due diligence charges imposed on the Company by SkyBridge.

2.	Upon their assignment from Black Forest to SkyBridge, the two notes were amended, restated, and re-issued. Accordingly the amended Black Forest notes that were not filed with Amendment Number 3 are no longer in effect. After discussion with the staff, we believe that filing these instruments now would not provide any meaningful disclosure and might confuse the reader. Accordingly, we have not filed them.

Should you require any further information or have additional questions, do not hesitate to contact me.

Very truly yours,

Frank J Hariton